                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*
                        LANDAMERICA FINANCIAL GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   521029-10-8
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                                 (CUSIP Number)

            Paul W. Zeller, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
                                 (212) 909-1100

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                   See Item 5
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            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No. 521029-10-8
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1.    Names of Reporting Persons.    Reliance Financial Services Corporation

      I.R.S. Identification Nos. of above persons (entities only).   51-0113548

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)../X/.........................................................
      (b)../ /..............................................................
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3.    SEC Use Only..........................................................
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4.    Source of Funds (See Instructions)

            Not Applicable

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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
           2(d) or 2(e)

           /X/

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6.    Citizenship or Place of Organization

           Delaware

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Number of     7.    Sole Voting Power             4,039,473

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Shares Bene-
ficially      8.    Shared Voting Power

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Owned by Each

Reporting     9.    Sole Dispositive Power      4,039,473
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Person With

              10.   Shared Dispositive Power

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,039,473
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
           Instructions)


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13.  Percent of Class Represented by Amount in Row (11)...........
                                     30.1%
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14.   Type of Reporting Person (See Instructions)
      ..............................HC........................................
      .................................................................

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ITEM 1.     Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 5.     Interest in Securities of the Issuer.

According to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the number of shares of the Security outstanding has decreased to 13,403,141 shares. As a result, the 4,039,473 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 30.1% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.

      SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2000


                              RELIANCE FINANCIAL SERVICES CORPORATION

                              By:    /s/  James E. Yacobucci
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                                     James E. Yacobucci
                                     Senior Vice President-Investments